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May 18, 2006

Mr. Jeffrey T. Weaver
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 03-04
Washington, D.C. 20549

Re:	AdCare Health Systems, Inc. Amendment No. 2 to Form SB-2 File No. 333-131542

Dear Mr. Weaver:

Today we filed our second Amended Registration Statement for AdCare Health Systems, Inc. (“AdCare”) pursuant to EDGAR. As a courtesy, we are enclosing three (3) marked copies and three (3) clean copies of amended Registration Statement on Form SB-2 of AdCare which incorporates, among other things, changes made to the Registration Statement as a result of comments contained in your letter of April 25, 2006. The numbered paragraphs in this letter correspond to the numbered comments in your letter and the comments are provided in italics before each answer.

Summary, page 1

1.
Please revise the discussion of the revenues earned by the facilities you manage for third parties to explain the significance of this measure and the significance of the combined revenues of facilities you own and facilities you manage. Also, clarify how the revenues recognized by the facilities you manage for third parties affect your revenue. We note your statement that the long-term care facilities you own had annual revenues of $21,900,360. What were the revenues you recognized for managing facilities for third parties and where is this amount shown on your income statement?

Mr. Jeffrey T. Weaver
May 17, 2006

We have deleted the discussion regarding revenues earned from facilities that we manage for third parties.

Summary Financial Information, page 3

2.
Refer to your response to our prior comment number seven. Please revise your disclosure to separately present the income from continuing and discontinued operations as well as the impact of the “Return to Minority Interests” line item that significantly impacts your EPS calculation. Additionally, present separately the earnings per share for continuing and discontinued operations in this section.

The disclosure has been revised in response to your request.

Capitalization, page 13

3.
Refer to your response to comment 18. We were unable to identify where you adjusted this presentation. It appears that you still provide the same two columns and do not provide an interim column to reflect only the effects of the offering. Please revise you presentation to include a column that reflects only the offering prior to the additional pro forma columns that you present.

The disclosure has been revised in response to your request.

Liquidity and Capital Resources, page 19

4.
Refer to your response to comment 20. Your discussion of operating cash flows still seems to focus on what happened in the cash flow statement as a result of reconciling items. For instance your reference to the cash gain in 2004 seems to indicate that you included this cash gain within operations. Your reference to the increase in total receivables as a result of the Assured acquisition also infers that the addition of these receivables at acquisition impacted your cash flows, which would not appear to be the case. Please revise your discussion to better reflect actual cash flows from operations including these preceding points in lieu of referencing reconciling items in the statement of cash flows.

Mr. Jeffrey T. Weaver
May 17, 2006

The discussion regarding Liquidity and Capital Resources on page 20 of the Registration Statement has been revised pursuant to your request.

Security Ownership of Certain Beneficial Owners and Management, page 44

5.	We note your response to comment 34. Please revise your registration statement to include this information.

We revised footnote 8 on page 45 of the Registration Statement to address this issue.

Selling Shareholders, page AA-3

6.
We note your response to comment 47. Please note, if any of the selling shareholders are broker dealers, they must be identified as broker dealers and as underwriters. If any of the selling shareholders are affiliates of broker dealers, please identify them as such and include representations that the securities were purchased in the ordinary course and there were no agreements to distribute the securities. If the selling shareholders are not able to make these representations, they should also be identified as underwriters.

If any of the selling shareholders are broker dealers, we will identify them as broker dealers and as underwriters in the prospectus. If any of the selling shareholders are affiliates of broker dealers, we will identify them as such and include representations that the securities were purchased in the ordinary course and there were no agreements to distribute the securities. If the selling shareholders are not able to make a representation that they are not broker dealers, we will identify them as underwriters in the prospectus.

Financial Statements, page F-1

Consolidated Statements of Operations, page F-4

7.
Refer to your response to our prior comment number 37. Please clarify for us why you feel that treating this return of earnings to the minority interest holders in a manner similar to a preferred share dividend is appropriate. Include specific reference to any authoritative literature upon which you relied in arriving at the accounting treatment.

Mr. Jeffrey T. Weaver
May 17, 2006

The accounting literature (SFAS 128) provides that calculations of earnings per share should be limited to earnings applicable to common or residual shares. In making such calculations, the claims of senior securities or preferential rights to earnings should be deducted from earnings for the period or added to losses for the period before computing earnings per share. The distributions in question were preferential distributions to the minority interest. As a result, the Company believes that loss attributable to common stockholders should be increased by this distribution.

Consolidated Statements of Changes in Owner’s Equity, page F-5

8.	We have reviewed your response to our prior comment number 36 and have the following comments:

a.
According to your disclosure on F-8, you issued 191,000 shares. This does not agree to the disclosure here which states that 45,800 shares were issued in conjunction with the acquisition of the remaining interest in SPI. Please clarify this inconsistency.

b.	Tell us how the shares issued to shareholders to acquire related entity resulted in the issuance of treasury stock.
c.	Include how you determined the fair value to assign to the shares that you issued in connection with the “Shares issued to acquire related entity” transaction.
d.	Explain how you determined the value assigned to the “Treasury shares contributed by related party” and where you applied the related credit.
e.
Explain how the amounts included in the line items “Beneficial conversion on convertible debentures” and “Warrants issued in connection with debt” reconcile to the amounts included in your respond to comment 45.

Senior Property Investment LLC (SPI), by virtue of a contribution from its members owned 50,000 (post split) shares of AdCare at the time the exchange of AdCare shares for debt and equity interests of the Members took place. In previous periods the AdCare shares owned by SPI were reflected as treasury shares when SPI was consolidated with AdCare. In addition, AdCare had shares held in treasury. As a result, the 191,000 (post split) AdCare shares that were transferred to the SPI Members in exchange for debt and equity interests came to 145,200 from treasury and 45,800 were newly issued shares. Due to the fact that all SPI members are stockholders of AdCare this transaction was recorded at historical cost. The SPI members received 191,000 AdCare shares in exchange for their equity interests in SPI and in full satisfaction of the $432,000 of debt. The disclosure with respect to this issue on page F-9 has been clarified.

Mr. Jeffrey T. Weaver
May 17, 2006

The debt to the Members which was exchanged for the AdCare shares had market interest rates. The debt resulted from cash loaned by the Members to SPI. Therefore, the face value of the notes was considered to be the fair value of the debt. The Company calculated the per share price, based on the number of AdCare shares exchanged and the carrying value of the debt and equity exchanged, to be $5.00 per share. This is in excess of the fair value of the AdCare shares on December 31, 2005, which management believed was approximately $5.00 per share post split. The recording of the transaction resulted in an increase in stockholders’ equity equal to the $432,000 of debt satisfied. This is due to the fact that SPI had previously been consolidated with AdCare and therefore the carrying value of the equity interests was already included in the financial statements.

The beneficial conversion and the warrants issued in connection with the mezzanine financing have been separated on the statement of stockholders’ equity to make the presentation easier to reconcile and more transparent to the reader.

9.
Refer to your response to our prior comment number 38. Your response seems to indicate that a portion of this amount relates to an additional investment in the subsidiary partnered with Van Wert, and that a portion of this payment represents an extension of a put obligation. Please explain to us why you have accounted for each of these transactions as you did through equity.

The Company considered the value of the extension of the right to offer to purchase the equity interests of the minority interests to be of immaterial value and allocated the amount paid to the minority interest holders to the additional equity interests acquired. This was treated as an equity transaction through the guidance of the exposure draft SFAS “Consolidated Financial Statements, Including Accounting and Reporting of Noncontrolling Interests in Subsidiaries.” That exposure draft provides that changes in ownership interests that do not result in the loss of control would be treated as equity transactions. Differences between the fair value (amount paid) and the adjustment of the noncontrolling interest would be reflected in equity attributable to the controlling interest (paid in capital). This is the manner in which the Company has recorded these transactions.

Mr. Jeffrey T. Weaver
May 17, 2006

Note 1. Description of Business, page F-8

10.
Refer to your response to our prior comment number 39. It does not appear that your analysis is based on the appropriate guidance. Please give us your analysis as to whether this obligation is subject to the requirements of SFAS 150, SFAS 133, EITF 00-6, or EITF D-98 and if applicable, how your accounting and disclosures comply with the guidance. If you believe that the options are not subject to this literature, please explain why.

In connection with Van Wert the Company has the obligation to offer to purchase the minority interests on or before December 31, 2008. The minority interests have no obligation to accept the offer. This is a contingent obligation, outside the control of the Company which is not certain to occur. As a result, the Company does not believe a true option exists and therefore that SFAS 150, SFAS 133, EITF 00-6 and EITF D-98 are not applicable. The underlying minority interests are reflected in the consolidated financial statements as minority interests in the liability section of the balance sheet. As a result, disclosure only is the appropriate financial reporting response.

Note 2. Summary of Significant Accounting Policies, page F-9

Principles of Consolidation, page F-9

11.
Refer to your response to our prior comment number 40. Please revise your discussion in this policy note to provide a more detailed discussion of the reasons why you feel that you meet the consolidation criteria under that guidance. Include specifically the key points in your analysis that led you to this determination.

Footnote has been expanded to included additional disclosure relating to the Company’s evaluation of its application FIN 46.

Note 4. Discontinued Operations, page F-18

12.	Refer to your response to our prior comment number 42. Please provide the following information to us related to the sale of this property:

•	Provide to us a detailed analysis under the guidance of SFAS 66 of whether or not this transaction constitutes a sale under the provisions of that guidance.
•	Provide to us your calculation of the deferred gain on this sale.
•
Tell us and disclose in greater detail the specific circumstances under which the other party can return these assets to you. Also include what happens to any payments already received by you in that event.

•	Provide to us your analysis under the guidance of EITF 03-13 that supports the inclusion of these operations as discontinued operations within your financial statements.

Mr. Jeffrey T. Weaver
May 17, 2006

In considering the proper manner in which to record the sale of the real estate pursuant to the land contract the Company considered the guidance in SFAS 66 paragraph 22 after determining that the transaction did not meet the criteria in paragraph 3 for full accrual recognition of profit. Paragraph 22 provides for the use of the installment method. We have attached to this response the calculation of the gain. The gain recognized in the year of sale was approximately $36,400. The additional gain reflected on the income statement in 2004 relates primarily to the sale of land for cash to a different buyer.

No gain has been recognized since 2004 as no principal payments have been received. Only interest payments have been received in 2005 and 2006.

The buyer has the ability, with thirty days written notice, through July 1, 2006, to return the property in its original condition. To date the Company has received no notification that the buyer intends to return the property. If the property is returned the seller keeps all payments received to date and the buyer must pay all real estate taxes through the date of vacation. We have expanded the disclosure in Note 4 to include certain of this information.

EITF 03-13 Evaluation

Facts

MedCenter was operated by the Company as a long term care facility. Management decided to cease those operations in 2003, and developed a plan to dispose of the underlying real estate. In January 2004, the Company entered into a land contract to sell the real estate to an unrelated party. The land contract provides for the buyer to make payments to the Company until such time as the purchase price has been paid in full, at which time the title to the property transfers to the buyer. The Company continues to pay recurring payments on a mortgage note, secured by the property until such time as the mortgage note is required to be paid in full. In addition the Company sold other land previously in the assets of the entity in a cash sale to a buyer unrelated to either the Company or the buyer of the building.

Mr. Jeffrey T. Weaver
May 17, 2006

Evaluation

Are continuing cash flows expected to be generated by the ongoing entity? Yes. Cash flows associated with the collection of principal and interest under the land contract are the only expected cash flows.

Do the continuing cash flows result from a migration or continuation of activities? No. The interest which is being recognized is from an activity that is different in nature than the operation of a long term care facility. Accordingly an evaluation of the significance of the ongoing cash flows is not necessary.

Does the entity have significant continuing involvement in the operations of the disposed component? No. The long term care operations were ceased and the underlying real estate was sold pursuant to the land contract. The buyer began to use the real estate in its own operations. The land contract does not enable the ongoing entity any ability to exert influence over the buyer’s operations and there are no other ongoing operations.

Conclusion

Since the continuing cash flows are considered indirect cash flows and the ongoing entity does not and will not have significant continuing involvement in operations of the disposed component, classification as a discontinued operation would be appropriate.

Note 6 Note Receivable, page F-21

13.
Refer to your response to our prior comment number 43. Please clarify why you did not reserve the entire notes receivable in 1999, and how you determined that the allowance for collectibility was adequate at that time. Further, clarify why the allowance is adequate at this point in time given that he has only made minimal payments through this point in time. Include specifically why how the appraisal and the evaluation of the property factored in that decision.

In connection with the note receivable the Company has the personal guaranty of the owner of the partnership interests and the manager of the property. If the Company foreclosed on the note and collected on the guarantee the partnership interests would be seized. Lincoln Lodge is in the long term care business. The real estate appraisal does not take into account the value of the business, it only values the underlying real estate. The Company is in the long term care and home health business and believes that it would be able to operate the facility to create cash flow in excess of the amount required to satisfy the first mortgage and provide a return to the Company. The Company would also be able to sell the facility and underlying real estate if it determined that would be in the best interest of the Company.

Mr. Jeffrey T. Weaver
May 17, 2006

In addition, the Company has executed a lease with Lincoln Lodge to have office space for its home care operations commencing July, 2006. The rent is $3,000 per month, which management believes is the fair rental value of the space the Company will occupy, for a period of 10 years. These lease amounts will reduce the note receivable balance over the term of the lease. We have included a copy of this lease for your reference.

In summary, the Company believes and has always believed that the reserve established at December 31, 1999 is sufficient to reduce the note receivable balance to a level which will ultimately be realized by the Company upon settlement of this note.

Note 9 Convertible Debentures, page F-26

14.
Refer to your response to comment 44. We were unable to identify the changes that you made in response to this comment. We note that this note currently references disclosure in note 8, formerly note 7, that has been pulled apparently due to the fact that it was extinguished. Please revise your disclosure to include a discussion of this extinguishment along with how you determined any gain or loss associated with the extinguishment of this debt.

There was no extinguishment of debt and as a result, no gain or loss. Certain of the debenture holders converted their debt pursuant to the original terms of the agreement. The balance of the debentures were repaid or the maturity date was extended to December 31, 2006. We have expanded the disclosure in Note 9 Bridge Financing to clarify this. When the debenture was originally issued, the Company allocated proceeds between warrants and debt, calculated the beneficial conversion feature and amortized both the discount and the bcf to interest as described in Note 9.

Mr. Jeffrey T. Weaver
May 17, 2006

Very truly yours,

CARLILE PATCHEN & MURPHY LLP

Michael A. Smith